

Mail Stop 3720

August 26, 2008

Mr. Rong Yu
Chief Financial Officer
China Grentech Corporation Limited
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People's Republic of China

> **Re:** **China Grentech Corporation Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 0-51839**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2007

General

1.   We note the references in your 20-F on page 11 to opening a sales office in Iran. Iran has been identified as state sponsor of terrorism by the U.S. Department of State, and it is subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and anticipated operations in, or other contacts with Iran. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any. Describe in reasonable detail the nature and scope of any products, technologies, equipment, and services you have provided to Iran, noting the class of purchasers as well as any agreements, commercial arrangements or other contacts with the government, or entities controlled by the government of Iran.

2.   Please discuss the materiality of any operations and other contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the past three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. In this regard, we note that various American state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with state sponsors of terrorism. Your materiality analysis should address the potential impact of investor sentiment directed toward companies that have business contacts with countries identified as state sponsors of terrorism.

Item 15. Controls and Procedures, page 70

3.   Section 404 of the Sarbanes-Oxley Act requires a registrant's auditor to attest to, and report on management's assessment of the effectiveness of the registrant's internal controls and procedures for financial reporting in accordance with standards established by the Public Company Accounting Oversight Board. As you are aware, you were required to include your auditor's attestation report in this Form 20-F for the year ended December 31, 2007. We note from your disclosures that you intend to file an amended Form 20-F to include the attestation report at some point in the future. Please tell us why you have not yet appointed your independent registered public accounting firm to perform its audit of your internal controls over financial reporting and when you expect to file your amended Form 20-F.

Accounts Receivable, net, page F-23

4.   We note from your disclosures in this section and from page 44, that you recorded bad debt expense of RMB16.2 million, primarily related to non-operator customers in 2007. This expense is significantly higher than prior periods. We further note from your disclosures on page 72, that you were required to re-assess the adequacy of your provision for doubtful accounts due to an inadequate level of management review of supporting documentation, and that this re-assessment resulted in an adjustment to the allowance for doubtful accounts in 2007. It is not clear from your disclosures if the correcting adjustment is equal to or a portion of the RMB 16.2 million charge in 2007 and if any portion of the adjustment relates to a prior period. It is also not clear what set of circumstances associated with non-operator accounts required the significant increase in the allowance in 2007. Please provide us with information about your bad debt expense and correcting adjustment in 2007 to help us understand the basis for your accounting treatment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact William Friar at (202) 551-3418 if you have questions regarding the first two comments in the general section of this letter. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director